UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Vyyo Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

918458 20 9

(CUSIP Number)

Lonnie Goldman

Vyyo Inc.

4015 Miranda Avenue, First Floor

Palo Alto, California 94304

Telephone (650) 319-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 6 Pages)

CUSIP No. 918458 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Davidi Gilo

2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 6,362,658 8. Shared Voting Power 0 9. Sole Dispositive Power 5,873,725 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

The following statement on Schedule 13D (the “Statement”) with respect to the common stock, par value $.0001 per share (the “Common Stock”), of Vyyo Inc. (the “Issuer”) is being filed on behalf of Davidi Gilo.

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the common stock, $.0001 par value per share, of the Issuer, Vyyo Inc. The Issuer’s principal executive offices are located at 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed on behalf of Davidi Gilo.

(b) The business address of Davidi Gilo is 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

(c) Davidi Gilo’s principal employment is with the Issuer where he currently is the Chairman of the Board and the Chief Executive Officer. The address of the Issuer is 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

(d)-(e) Davidi Gilo has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 12, 2003, the Vyyo Inc. Board of Directors granted Mr. Gilo options to purchase 800,000 shares of Vyyo Inc. Common Stock at an exercise price of $3.92 per share. 2.0833% of these options become exercisable on the 12th day of each month commencing on September 12, 2003 and for the following 47 months. In addition, all of the options will become exercisable upon certain transactions resulting in a change of control of Vyyo Inc. or upon the death or disability of Mr. Gilo. The options will terminate five years after the date of grant.

All of the other shares held by Mr. Gilo and his affiliated entities were purchased at various times prior to the initial public offering of Vyyo Inc.’s Common Stock effected in April 2000, or were acquired prior to, and were previously disclosed in, the Schedule D filed by Mr. Gilo on June 9, 2000 or the Schedule 13D/A filed by Mr. Gilo on October 17, 2002.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The options to purchase the Issuer’s common stock identified in this Statement were granted to Mr. Gilo by the Board of Directors of the Issuer in connection with Mr. Gilo’s employment with the

Issuer. Davidi Gilo has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Davidi Gilo reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by Davidi Gilo.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, Davidi Gilo beneficially owns an aggregate of 6,362,658 shares of the Issuer’s common stock. This number represents 50% of the 12,730,560 shares of the Issuer’s common stock outstanding as of October 28, 2003, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 as filed with the Securities and Exchange Commission, and includes 1,133,333 shares issuable upon exercise of options held by Mr. Gilo. Of the shares held by Mr. Gilo, (i) 4,031,766 shares are held by the Gilo Family Trust U/A/D 1/18/91, of which Mr. Gilo and Shamaya Gilo are trustees; (ii) 345,000 shares are held by Mr. Gilo individually; (iii) 1,133,333 shares consist of options to purchase shares of common stock and are held by Mr. Gilo individually; (iv) 5,420 shares are held by Harmony Management, Inc., of which Davidi Gilo and a trust for his benefit are the sole shareholders; (v) 18,206 shares are held by The Gilo Family Partnership, L.P., a California limited partnership of which Harmony Management, Inc. is the general partner and of which Mr. Gilo, Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, are the limited partners; (vi) 340,000 shares are held by the Gilo Family Foundation, a California not-for-profit corporation of which Mr. Gilo and Shamaya Gilo are trustees; and (vii) 488,933 shares are held by Skyfarm Management LLC, a New Jersey limited liability company which has entered into a voting trust agreement granting Mr. Gilo the exclusive right to vote certain shares held by it.

(b) Mr. Gilo has sole voting power with respect to all of the 6,362,658 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., by The Gilo Family Partnership, L.P., by the Gilo Family Foundation, Skyfarm Management LLC, and by Mr. Gilo individually. Mr. Gilo has sole dispositive power with respect to all of the 5,873,725 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., by The Gilo Family Partnership, L.P., by the Gilo Family Foundation, and by Mr. Gilo individually, subject to certain rights of Shamaya Gilo to 440,039 of the shares and/or proceeds from the sale thereof pursuant to a marital settlement agreement.

(c) On August 12, 2003, the Vyyo Inc. Board of Directors granted Mr. Gilo options to purchase 800,000 shares of Vyyo Inc. Common Stock at an exercise price of $3.92 per share. 2.0833% of these options become exercisable on the 12th day of each month commencing on September 12, 2003 and for the following 47 months. In addition, all of the options will become exercisable upon certain transactions resulting in a change of control of Vyyo Inc. or upon the death or disability of Mr. Gilo. The options will terminate five years after the date of grant.

(d) No person other than Davidi Gilo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s common stock owned or sold by Davidi Gilo, except that Shamaya Gilo has certain rights to 440,039 of the shares and/or proceeds from the sale thereof pursuant to a marital settlement agreement, and Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, have certain rights as limited partners of the Gilo Family Partnership, L.P. In addition, the Gilo Family Foundation is a California not-for-profit corporation and has sole rights to receive any such dividends or proceeds, which may be distributed by the Foundation for certain charitable purposes only as permitted under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, Skyfarm Management LLC has the right to dispose of, and receive dividends with respect to, the Issuer’s Common Stock held by it.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Gilo has entered into a voting trust agreement with Skyfarm Management LLC which grants Mr. Gilo the exclusive right to vote certain shares held by Skyfarm Management LLC.

On August 12, 2003, the Vyyo Inc. Board of Directors granted Mr. Gilo options to purchase 800,000 shares of Vyyo Inc. Common Stock at an exercise price of $3.92 per share. 2.0833% of these options become exercisable on the 12th day of each month commencing on September 12, 2003 and for the following 47 months. In addition, all of the options will become exercisable upon certain transactions resulting in a change of control of Vyyo Inc. or upon the death or disability of Mr. Gilo. The options will terminate five years after the date of grant.

Mr. Gilo has entered into a marital settlement agreement with Shamaya Gilo providing Shamaya Gilo with certain rights to 440,039 of Mr. Gilo’s shares of Vyyo Inc. Common Stock and/or proceeds from the sale thereof.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The voting trust agreement between Skyfarm Management LLC and Mr. Gilo is attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003

Davidi Gilo

/s/ Davidi Gilo
Signature